Exhibit 1

Nissin Information

February 5, 2004

     (The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)

1.     Business results as of / for the nine months ended December 31, 2003

     During the nine months ended December 31, 2003, we commenced business alliances with Gulliver International Co., Ltd. and usen Corp. to offer new financial services not available from the traditional finance industry by combining the brand value and customer bases of alliance partners with the Company’s credit expertise. Through these alliances, the Company strives to respond more quickly to the ever-diversifying needs of owners of small and medium-sized companies, as well as to expand its customer base.

     The business results as of and for the nine months ended December 31, 2003 are as follows:

     Results of operations (consolidated):

	(Unit: million yen)
	02/12	03/12	YoY

Operating revenues	32,901	34,159	+3.8%
Operating income	8,244	8,634	+4.7%
Ordinary income	7,984	8,404	+5.3%
Net income after tax	4,001	4,457	+11.4%

     Loans receivable

	(Unit: million yen)
	02/12	03/12	YoY

Consumer loans + VIP loans	42,539	36,435	-14.4%
Consumer loans	33,035	26,114	-21.0%
VIP loans	9,504	10,321	+8.6%
Wide loans	61,159	57,853	-5.4%
Small business owner loans + Business Timely loans	66,784	73,514	+11.0%
Small business owner loans	49,445	55,610	+12.5%
Business Timely loans	17,339	17,903	+3.3%
Secured loans	994	1,508	+51.8%
Notes receivable	19	294	+1,414.4%
Total loans receivable	171,496	169,606	-1.1%

* Bankruptcy and delinquent loans receivable are excluded from loans receivable.

     (For details please refer to the monthly data for December 2003)

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
I R homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-5099, E-mail: info-ir@nissin-f.co.jp

Nissin Information

2.     Stock Split

     With the purpose of improving trading liquidity and broadening the base of investors by reducing the amount required for investors to invest to the company, the Board of Directors at its meeting held on February 5, 2004, adopted a resolution regarding a two-for-one stock split. The record date for this stock split will be March 31, 2004 and the effective date will be May 20, 2004.

     (For details please refer to the press release made on February 5, 2004)

3.     Entry into the Leasing Business

     With the establishment of a 100%-owned lease company called NIS Lease Co., Ltd. We have entered into the leasing business. This move is set to further expand the Company’s efforts into the market of financial services to business owners.

     NIS Lease Co., Ltd. will effectively utilize the Company’s credit know-how developed over the years to provide financial services such as leasing, installment, and credit improvement services in connection with business transactions. (i.e., guarantee of accounts receivable) to the mid-level risk clientele whose demand has not been yet been fulfilled in the lease market. Through this NIS Lease Co., Ltd., the Company aims to build a new credit market in Japan.

     (For details please refer to the press release made on February 5, 2004)

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
I R homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-5099, E-mail: info-ir@nissin-f.co.jp